LYELL IMMUNOPHARMA, INC.

201 Haskins Way

South San Francisco, California 94080

VIA EDGAR

May 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Lyell Immunopharma, Inc.

Registration Statement on Form S-3

File No. 333-277495

Acceleration Request
Requested Date:	May 3, 2024
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lyell Immunopharma, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-277495) (the “Registration Statement”) to become effective on May 3, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth Guernsey or Anitha Anne of Cooley LLP, our outside counsel, at (415) 693-2091 or (415) 693-2250. Thank you for your assistance with this matter.

Sincerely,

LYELL IMMUNOPHARMA, INC.

By:	/s/ Matthew Lang
Matthew Lang
Chief Business Officer, Chief Legal Officer and Corporate Secretary